Exhibit 99.1

Betterware

Betterware®

JAFRA

Eau d'Arômes
JAFRA
SALUD ES BELLEZA 213300202D0929
JAFRA

Message from the Chairman

We are immensely proud of our performance throughout the last quarter of the year, which significantly contributed to our strong overall results for 2023. This includes achieving double-digit revenue growth and increased profitability. Moreover, our robust cashflow generation has enabled us to further strengthen our capital structure and bolster the resilience of our balance sheet as we enter 2024.

As a group, we have embarked upon a phase of renewed growth, driven in part by the notable stabilization of Mexico’s home solutions market following the pandemic’s disruptive impact. This, coupled with strong execution on commercial strategies based on our four key elements (Portfolio, Incentives, Ease of Doing Business, and Kinship) have fueled a resurgence in growth at Betterware Mexico, reflected in a 7% year over year increase in Q4 revenues. Further, Jafra Mexico continues to capture the tremendous opportunity in Latin America’s second largest beauty market and the tenth largest globally. And we are well-positioned to grow Jafra US and to introduce Betterware to the US market in 2024.

Our Jafra acquisition has proven both successful and highly accretive; surpassing our expectations and delivering exceptional results. Prior to the acquisition, Jafra Mexico faced a declining trend in net revenue, which we successfully reversed to secure double-digit growth in 2023. Similarly, EBITDA and EBITDA margin have followed this positive trend. The initial implementation of our proven model’s key pillars- product innovation, technology, and business intelligence- has propelled the company back into a growth phase while elevating profitability to new heights. We have also realized meaningful synergies resulting in cost savings across various areas including catalog printouts, cardboard, insurance, market research, software, technology resources, and organizational optimization. Jafra is poised for a strong trajectory within Mexico’s large and growing beauty market, approximately 50% of which is served by the direct sales segment. 2023 has been a pivotal year in our pursuit of becoming the number one direct sales beauty company in Mexico, and we remain steadfast in our commitment to implementing all necessary transformations to achieve this goal.

We are currently ramping up our international operations. Despite 2023’s challenging start at Jafra US, due to unforeseen decisions made by the prior newly installed management, we have successfully stabilized revenue and made important decisions to position the Company for future growth. A key milestone was almost reaching operational breakeven in the fourth quarter. This marks a crucial turning point for the Company, setting the stage for a new phase of financial stability and expansion opportunities. In parallel, Betterware US is ready for launch at the beginning of Q2, showcasing an enhanced direct selling model that we are confident will pave the way for success. Finally, we made continued progress to launch Betterware in Peru during the first half of 2025.

Looking ahead, we will continue to focus on successfully executing our commercial plans to expand top line growth with an eye towards cost efficiencies, building upon our strong results for continued positive EBITDA and cash flow generation.

Without minimizing the challenges we have faced, I am confident in our promising path ahead. Our Company’s strong foundation of decades as an industry leader, coupled with our revitalized management, remains a winning formula for success. We are committed to setting ambitious goals and upholding the highest standards, enabling us to fulfill our mission of creating opportunities for more individuals to enhance their lives.

Luis G. Campos

Chairman of the Board

4Q23 and Fiscal 2023 Consolidated Selected Financial Information

	4Q23		4Q22			2023	2022
Net Revenue	$3,401,692		$3,232,460		+5.2%	$13,009,507	$11,507,549	+13.1%
Gross Margin	70.0%		70.4%		(48 bps )	71.5%	68.9%	+265 bps
EBITDA	$819,483		$599,342		+36.7%	$2,720,900	$2,316,108	+17.5%
EBITDA Margin	24.1%		18.5%		+556 bps	20.9%	20.1%	+79 bps
Free Cash Flow	$652,555		$992,440		(34.2)%	$2,255,981	$1,256,140	+79.6%
Net Income	$406,104		$249,948		+62.5%	$1,049,461	$872,557	+20.3%
EPS	$10.9		$6.7		+62.5%	$28.2	$23.6	+22.2%
Net Debt / TTM EBITDA	1.8	x	2.5	x
Interest Coverage ratio (TTM)	2.9	x	3.7	x

*	2022 Figures include Jafra´s operations since April 7th, 2022.

	4Q23	4Q22		2023	2022
Associates and Consultants
Avg. Base	1,249,230	1,299,717	(3.9)%	1,225,595	1,322,840	(7.4)%
EOP Base	1,240,023	1,268,945	(2.3)%	1,240,023	1,271,036	(2.4)%
Distributors and Leaders
Avg. Base	62,727	62,679	+0.1%	61,833	66,300	(6.7)%
EOP Base	62,337	60,798	+2.5%	62,337	60,798	+2.5%

Highlights

-	Revenue Growth Resumes. YoY net revenue growth of 5.2% in the 4Q23, supported by growth of our two brands in Mexico.

-	Solid EBITDA Growth. YoY EBITDA growth of 36.7% in 4Q23 and 17.5% in FY23 when compared to last year.

-	Gross margin increased by 265-bps in 2023, primarily due to a favorable exchange rate, resulting in better cost structure for Betterware products and raw materials for Jafra.

-	EBITDA margin rose by 556-bps from 18.5% in 4Q22 to 24.1% in 4Q23, and by 79-bps from 20.1% in FY22 to 20.9% in FY23.

-	Year-over-year EBITDA growth in all three group companies was bolstered by successful expense optimization efforts.

-	We exceeded our EBITDA expectations for 4Q23, and met the expectation for FY23, generating full year total EBITDA of Ps. 2,721M.

-	Strong Free Cash Flow Generation. Increased FY23 free cash flow 79.6% compared to prior year, which includes Jafra´s results since the acquisition was completed in April 2022. Operating cash flow increased 67.9% on EBITDA increase, as well as inventory holding period improvements in all businesses, as well as improved supplier conditions negotiated, mainly, in Jafra Mexico.

-	Continued Debt Reduction. Reduced total net debt to Ps. 4,955M (from Ps. 5,625M in 2022), lowering our Net Debt / EBITDA ratio to 1.8x by the end of 2023, despite a decrease in our interest coverage ratio (derived from higher interest rates that affect our variable interest rate loans).

-	Robust Overall Quarter and Full Year Results. Ended 2023 with consolidated full year financial results surpassing the previous year in most of the key metrics: gross margin, EBITDA, EBITDA margin, Free cash flow, and EPS.

2024 Priorities

-	Revenue. Ramping up execute of 2024 commercial plan.

-	Cost control. Maintaining the gross margin at 68%-70% range throughout 2024 by persisting in our strategies to improve cost efficiency. This entails securing hedges against exchange rate fluctuations, negotiating costs of raw materials and products with our key suppliers, and design-to-cost engineering efforts.

-	Betterware US Launch. Launching our Betterware US (BWUS) operations in 2Q24, initially focusing on the Hispanic Population, with an expected annual investment of around $6M USD for 2024. While first year operations are not expected to provide a meaningful contribution, we will keep the market updated on key milestones. The team is in place for a successful launch.

-	Betterware Peru preparations. Currently assembling the management team that will spearhead the launch of our operations in 2025. This includes setting up the company and foundational infrastructure to make a significant and rapid impact in the Peruvian market.

4Q23 and Fiscal 2023 Financial Results by Business

Betterware Mexico

Key Operating and Financial Metrics

	4Q23		4Q22		2023	2022
Net Revenue	$1,472,480		$1,376,625	+7.0%	$5,726,608	$6,343,344	(9.7)%
Gross Margin	50.	%	57.7%	(730 bps )	57.3%	59.4%	(205 bps )
EBITDA	$250,342		$212,923	+17.6%	$1,434,501	$1,480,855	(3.1)%
EBITDA Margin	17.0%		15.5%	+153 bps	25.0%	23.3%	+170 bps

	4Q23	4Q22		2023	2022
Associates
Avg. Base	756,250	819,790	(7.8)%	757,653	897,989	(15.6)%
EOP Base	741,170	778,845	(4.8)%	741,170	778,845	(4.8)%
Monthly Activity Rate	66.0%	64.7%	+132 bps	66.5%	67.7%	(115 bps )
Avg. Monthly Order	$1,959	$1,711	+14.5%	$1,856	$1,733	+7.1%
Distributors
Avg. Base	42,369	41,109	+3.1%	41,193	44,084	(6.6)%
EOP Base	41,825	39,413	+6.1%	41,825	39,413	+6.1%
Monthly Activity Rate	98.1%	98.2%	(11 bps )	98.2%	98.3%	(10 bps )
Avg. Monthly Order	$23,518	$22,421	+4.9%	$23,104	$24,281	(4.8)%

Highlights

•	Net Revenue Surge: 4Q23 grew 7.0% vs. 4Q22, marking the first instance of YoY growth since 3Q21 (vs.3Q20).

-	Growth fueled by a 3.1% expansion in the average Distributor base, a significant 1.3 pp rise in Associates’ activity, and a 14.5% increase in their average monthly order.

-	This follows the stabilization of sales resulting from our back to growth initiatives previously discussed. Despite softer growth recovery than anticipated, we are now on the right track and committed to executing all our strategies to strengthen this revenue growth.

➢	2024 Focus: Adhere to strategic commercial plan.

•	Increased EBITDA margin: 4Q23 and FY23 margins improved by 153-bps and 170-bps when compared to the prior year, mainly explained by a more streamlined operational structure and effective expense control.

-	Notable decrease in direct expenses: 4.2-pps in 4Q23 and 3.2-pps in FY23 versus last year, due to efficient promotions, reduced catalog and packaging material costs, and improved pick and pack processes.

-	Significant operating expense reduction: 15.8% in 4Q23 and 9.6% in FY23, mainly due to adjustments made during 3Q22 and 4Q22, incurring in extraordinary expenses to align the operational structure with the new sales level.

➢	Financial discipline focus in 2024 to preserve gross margin and manage direct and operating expenses effectively.

•	Regained strength in generating operating cash flow. Operating cash flow in FY23 reached Ps. 1,178M, marking a significant 254% increase compared to FY22.

-	Transition in working capital from a negative to a positive change.

-	Marked improvement in the cash conversion cycle for 4Q23 to 14 days, down from 73 days in 4Q22, primarily due to enhancement in days inventory outstanding (DIO).

➢	Expecting strong cash flow generation through a combined focus on commercial and operating strategies, including increased inventory management efficiencies.

•	Stabilized Sales Force. Stabilization in Associate and Distributor bases, although figures remain below 2022 levels.

-	Over the past four quarters, the Associate churn rate has mirrored the rate of new incorporations.

-	Improving monthly incorporation in 2023 reaching 15.2% as compared to rate in 2022 was 12.6%, thus allowing us to remain stable.

➢	Continued growth of Distributors projected to activate recruitment of new Associates.

➢	Churn reduction strategies include:

o	Generating more sales per Associate derived from a better overall portfolio management.

o	Offering segmented incentives for Associates to remain with us.

o	Developing improved training programs.

o	Fostering more kinship with Associates.

•	Gross Margin: Gross margin contracted 730-bps in 4Q23 compared to 4Q22, which can be explained by: 270-bps from prices reductions to be more competitive (benefits from the appreciation of the Mexican Peso passed on to consumers), 170-bps from a higher promotional share within the sales mix due to a very successful Christmas portfolio during the season, 180-bps for air freight incurred to have enough merchandise for a higher demand than expected, and 132-bps contracted due to an increase in import taxes (in some products) made by local authorities in 4Q23. For FY23, the gross margin closed at 57.3%, hitting the lower boundary of the expected range for this business.

➢	For 2024, we anticipate our gross margin to be in the range of 58% to 59% derived from: (a) sales mix shift towards core products with higher margins, (b) Cost structure fortified through FX hedging and fixed freight costs, and (c) 2024 pricing strategy designed to maintain competitiveness and ensure profitability.

•	Reducing Inventory: 13% reduction in total inventory compared to the previous year, but still have excesses from heightened innovation activities in 2023.

➢	During 2023, we achieved a 77% reduction in 2022’s excess inventory, exceeding our target of 50% for the year, with the balance intended for 2024. Nevertheless, the year’s innovation efforts resulted in additional inventory accumulation, hindering expected reductions. We expect to reduce almost all excess inventories throughout 2024.

2024 Priorities

•	Strategic commercial plan: Several initiatives to grow net revenue included in our 2024 commercial plan, which comprise the launching of new Betterware sub-brands, licensing collaborations for specific products, Betterware Design Lab expansion, sponsorships (Mexican Olympic Team), catalog enhancements, branding campaigns, social media presence, tailored incentives for Associates/Distributors, as well as, more training, innovative financing options for product purchases, and technological enhancements to the Betterware+ App.

Jafra Mexico

Key Operating and Financial Metrics

	4Q23	4Q22		2023	2022
Net Revenue	$1,668,956	$1,522,363	+9.6%	$6,354,952	$4,198,120	+51.4%
Gross Margin	86.5%	80.7%	+581 bps	83.7%	81.9%	+185 bps
EBITDA	$532,780	$366,790	+45.3%	$1,287,036	$854,250	+50.7%
EBITDA Margin	31.9%	24.1%	+783 bps	20.3%	20.3%	(10 bps )

*	2022 Figures include Jafra´s operations since April 7th, 2022.

	4Q23	4Q22		2023	2022
Consultants
Avg. Base	461,712	445,535	+3.6%	438,238	389,680	+12.46%
EOP Base	467,736	455,969	+2.6%	467,736	455,969	+2.6%
Monthly Activity Rate	52.9%	53.8%	(93 bps )	52.0%	53.6%	(160 bps )
Avg. Monthly Order	$2,181	$2,006	+8.7%	$2,107	$1,989	+5.9%
Leaders
Avg. Base	18,576	19,387	(4.2)%	18,753	20,107	(6.7)%
EOP Base	18,719	19,290	(3.0)%	18,719	19,290	(3.0)%
Monthly Activity Rate	95.0%	93.3%	+170 bps	94.3%	92.3%	+200 bps
Avg. Monthly Order	$2,624	$2,295	+14.4%	$2,396	$2,310	+3.7%

Highlights

•	Strong Net Revenue. Growth momentum continues, reflected in robust 4Q23 and FY23 performance driven by the prior year’s growth.

-	Two consecutive years of growth, with a 51.4% year on year increase vs. 2022, which includes Jafra´s results since the acquisition was completed in April 2022.

-	Increased revenue resulted from the implementation and execution of our business model, which includes refreshing the brand and accelerating product innovation with time-to-market reduced to 7.8 months (compared to 18 months previously), applying commercial technology, redesigning our catalog, enhancing incentive programs, and boosting overall sales force motivation, among other initiatives.

➢	Double-digit net revenue growth expected for 2024 on more of our commercial model fronts, including Revenue Growth Management (RGM) initiatives, continued product innovation enhancements, and further technological implementations to ease the way of doing business, regaining a foothold in historically successful cities, among others.

•	Resumed consultant base growth. The consultant base reflected a considerable 10.6% sequential quarterly increase by the end of 4Q23. Leaders saw almost a 1.0% increase in the same period.

-	FY23 strategy led to a reduction in Leader base for quality improvement (re-engage leaders in the business to increase their sales and those of their lineage), while Consultants grew by 2.6% year on year.

➢	2024 strategy: Focus shift to recruitment from retention (2023), supported by planned monthly initiatives to encourage enrollment.

➢	Established program to develop more Consultants into Leaders.

•	Average monthly order increasing. 8.7% and 14.4% growth in average monthly orders for Consultants and Leaders, respectively, in 4Q23 compared to the previous quarter.

-	Consistent optimal monthly activity rates for Consultants and Leaders throughout the year.

-	This productivity created an ideal mix for revenue growth of 9.6% in 4Q23 and 51.4% in FY23, when compared to the previous year.

➢	2024 focus on encouraging the involvement of the next generation within our base of top leaders and increasing our conversion rate from the base of young Consultants to Leaders.

•	Enhanced Gross Margin. Significant 5.8-pps gross margin improvement during 4Q23, driven by a favorable exchange rate (2.9-pps), reduced costs achieved through supplier negotiations (1.7-pps), and a favorable variation in production volume and mix (1.2-pps). This also applies to the 1.9-pps enhancement for FY23.

-	Favorable product mix and exceptional performance from a strategic plan to boost sales of top and medium product sellers, supported by the Fragrance category, resulting in segmented pricing.

➢	Anticipating a normalized gross margin in 2024, within the 80% to 82% range.

•	EBITDA and EBITDA margin at historic highs: Achieved a 7.8-pps margin improvement in 4Q23 due to increased net revenue, gross margin, and operational expense efficiencies resulting from the adjustments made in 2022, which were fully reflected in 2023 operating results. These improvements helped balance additional direct expense investments aimed at recovering the Consultants base, with expected short-term benefits aligned with Consultant base growth.

-	Improved cost absorption due to producing more units than initially projected.

-	Contributions from the above factors led to a 45.3% increase in 4Q23 EBITDA and a 50.7% year on year increase for the FY23 (which includes Jafra´s results since the acquisition in April 2022).

➢	Anticipated 2024 benefits from 2023 adjustments for increased profitability, including closure of 55 customer service offices, to be offset by call center, chatbot in app, and personalized sales staff service.

•	Cash flow. Strong profitability led to a substantial Ps. 1,028M cash flow from operations, closing the period with a strong balance sheet.

-	Improved cash conversion cycle by extending payment terms to 120 days with most suppliers, from 30 days when acquired.

•	Skin-care category performing below expectations: Skin-care performance marginally surpassed 2022 results but fell short of expectations.

➢	2024 strategy to significantly improve category performance:

o	Introducing innovative products

o	Recalibrate offerings with affordable and competitive options

o	Top performing product brand extensions

2024 Priorities

•	Revenue enhancement: Implement all strategies within 2024 commercial plan.

•	Expense improvement: identify further expense improvement opportunities.

Jafra USA

Key Operating and Financial Metrics

	4Q23	4Q22		2023	2022
Net Revenue	$260,256	$333,472	(22.0)%	$927,947	$966,085	(3.9)%
Gross Margin	74.4%	76.1%	(165 bps )	75.7%	74.9%	+82 bps
EBITDA	$36,361	$19,629	+85.2%	$(638)	$(18,997)	+96.6%
EBITDA Margin	14.0%	5.9%	+808 bps	-0.1%	-2.0%	+190 bps

*	2022 Figures include Jafra´s operations since April 7th, 2022.

	4Q23	4Q22		2023	2022
Consultants
Avg. Base	31,268	34,393	(9.1)%	29,704	35,171	(15.5)%
EOP Base	31,117	34,131	(8.8)%	31,117	36,222	(14.1)%
Monthly Activity Rate	43.8%	46.8%	(300 bps )	42.8%	50.6%	(780 bps )
Avg. Monthly Order (USD)	$231	$245	(5.8)%	$232	$244	(4.9)%
Leaders
Avg. Base	1,782	2,183	(18.4)%	1,886	2,109	(10.6)%
EOP Base	1,793	2,095	(14.4)%	1,793	2,095	(14.4)%
Monthly Activity Rate	90.2%	90.0%	+20 bps	86.4%	91.6%	(520 bps )
Avg. Monthly Order (USD)	$215	$236	(8.7)%	$218	$206	+5.8%

Highlights

•	Stabilized Leaders’ monthly activity rate: Leaders’ monthly activity rate increased to 90.2% in 4Q23 from 81.1% in 1Q23, marking a nearly 9-pps increase; a positive trend throughout the year.

-	Success through leader-targeted promotion to boost team growth and development, resulting in a lower churn rate and enhanced activity levels beyond the annual average.

➢	In 2024, continue to champion the above strategy to drive team expansion, and further strengthen Consultant recruitment.

•	Positive EOP Consultants’ base: QoQ Consultant base growth recovery achieved.

-	Sustained sequential growth over the last three quarters, with an 8.2% increase from the end of 1Q23 to the end of 4Q23.

➢	Reintroducing fundamental business practices to reconnect with the field in 2024, such as incentives in new Consultants initial months, as well as monthly sponsoring and sales rewards for all Consultants.

•	Strong EBITDA turn around. Achieved Ps. 36.4M in positive EBITDA for 4Q23, attributed to cost control, expense efficiencies, and high order fulfillment rate in December.

-	EBITDA margin reached 14.0%, an 11.8-pps increase from 2Q23, the other quarter in 2023 where a positive EBITDA was achieved.

-	4Q23 performance led to near break-even for FY23, markedly better than FY22’s negative EBITDA of Ps. 19.0M, primarily due to a 30% decrease in operating expenses, and due to not incurring in extraordinary expenses that amounted almost Ps. 19M in 2022.

➢	2024 will mark the resurgence of growth. Priorities are to re-engage with the field, transform the customer experience, provide an irresistible brochure & product portfolio, and simplify across the board.

•	YoY decrease in Consultants’ base: Decreased consultant base performance across all operational metrics.

-	14.1% end-of-period Consultant base decrease in 2023, year on year.

-	More than 5-pps monthly activity rate decrease.

-	4.9% decrease in average monthly order.

➢	Focus on sustainable growth of Consultant and Leader bases and on expanding U.S. household reach in 2024

•	Revenue: 2023 revenue decrease mainly due to commercial decisions we made at the beginning of the year. These included eliminating physical catalog in January and reducing key promotions. After significant adverse impact in 1Q23, achieved a 22.3% growth recovery when compared 1Q23 to 4Q23.

➢	The Jafra Growth Acceleration Program includes a compensation plan revamp, ensuring Consultants receive significant compensation starting from their first order.

➢	Key actions:

o	Shopify implementation - empowers Leaders with a centralized digital resource hub to remain connected to their business

o	Expedited digital content launch

o	Rebuild overall customer experience.

2024 Priorities

●	Progress in 2023 lays the foundation improved EBITDA and cash flow generation.

●	To increase base of Consultants and Leaders and expand household presence within the U.S., we will pursue the following strategies:

1.	Enhance product appeal with strengthened portfolio and increased innovation.

2.	Transform consumer relationship management by enhancing sales force incentive and training programs, strengthen sales force trust and engagement.

3.	Further development of advanced technological solutions that enable Leaders and Consultants to effortlessly expand their businesses.

4.	Hispanic segment focus, leveraging digital transformation to expand our reach.

Capital Allocation

Directed cash flow primarily towards debt repayment during the year, successfully achieving targeted leverage ratio decrease to below 2.0x by the end of 2023, ending the year with a 1.8x Net Debt / EBITDA leverage ratio from 2.5x in December 2022. Remain focused on further decreasing leverage ratio to approximately 1.5x by year end 2024.

Additionally, we remain committed to returning value to our shareholders through quarterly dividends, particularly in light of the Group’s strong 2023 performance. The Group returned Ps. 650M in dividends during 2023; for a total dividend yield of 7.17% when considering a USD $12.29 average share price, and 6.32% based on a USD $13.94 share price as of December 31, 2023. The Group has therefore proposed a Ps. 250M dividend payment for the fourth quarter 2023, subject to approval at the Group’s Ordinary General Shareholders’ Meeting to be held on March 6th, 2024. We remain committed to returning value through dividends to our shareholders over the long term.

2024 Outlook and Financial Guidance

	2024	2023	Var %
Net Revenue	$13,800 – 14,400	$13,010	6.1% - 10.7%
EBITDA	$2,900 – 3,100	$2,721	6.6% - 13.9%

*	Figures in millions Ps.

We remain confident in the Company’s long-term growth prospects in Mexico and the United States, with continued growth in the home solutions and beauty markets through the direct sales channel in Mexico.

As we navigate the evolving business landscapes, our strategic focus includes stabilizing and strengthening our U.S. presence with continued growth within the dynamic Mexican market. This comprehensive approach positions the Group to capitalize on diverse opportunities, ensuring financial resilience in current changing environments.

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of December 31, 2023, and 2022

(In Thousands of Mexican Pesos)

	Dec 2023	Dec 2022
Assets
Cash and cash equivalents	549,730	815,644
Trade accounts receivable, net	1,072,455	971,063
Accounts receivable from related parties	104	61
Inventories	2,030,533	2,122,670
Prepaid expenses	79,115	52,562
Income tax recoverable	29,462	204,860
Other assets	230,688	188,266
Total current assets	3,992,087	4,355,126
Property, plant and equipment, net	2,910,353	2,973,374
Right of use assets, net	358,704	293,565
Deferred income tax	523,568	319,157
Investment in subsidiaries	-	1,236
Intangible assets, net	1,649,953	1,743,882
Goodwill	1,599,718	1,599,718
Other assets	53,757	46,675
Total non-current assets	7,096,053	6,977,607
Total assets	11,088,140	11,332,733
Liabilities and Stockholders’ Equity
Short term debt and borrowings	508,731	230,419
Accounts payable to suppliers	1,790,026	1,371,778
Accrued expenses	306,997	305,588
Provisions	804,748	793,412
Value added tax payable	117,864	89,142
Trade accounts payable to related parties	-	96,859
Statutory employee profit sharing	132,855	135,298
Lease liability	117,094	85,399
Derivative financial instruments	47,920	15,329
Total current liabilities	3,826,235	3,123,224
Employee benefits	127,150	153,907
Deferred income tax	783,169	833,557
Lease liability	255,882	206,509
Long term debt and borrowings	4,622,691	5,918,256
Total non-current liabilities	5,788,892	7,112,229
Total Liabilities	9,615,127	10,235,453

Stockholders’ Equity	1,474,646	1,096,097
Non-controlling interest	(1,633)	1,183
Total Stockholders’ Equity	1,473,013	1,097,280
Total Liabilities and Stockholders’ Equity	11,088,140	11,332,733

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on December 31, 2023, and 2022

(In Thousands of Mexican Pesos)

	Q4 2023	Q4 2022	∆%
Net revenue	3,401,692	3,232,460	5.2%
Cost of sales	1,021,872	955,398	7.0%
Gross profit	2,379,820	2,277,062	4.7%

Administrative expenses	601,510	799,416	(24.8)%
Selling expenses	908,624	910,236	(0.2)%
Distribution expenses	147,719	89,332	65.4%
Total expenses	1,657,853	1,798,984	(7.8)%

Share of results of subsidiaries	-	(5,251)	(100.0)%

Operating income	721,967	472,827	52.7%

Interest expense	(195,432)	(197,869)	(1.2)%
Interest income	5,719	5,906	(3.2)%
Unrealized gain in valuation of financial derivative instruments	(22,641)	14,597	(255.1)%
Foreign exchange loss, net	(7,657)	(32,817)	(76.7)%
Financing cost, net	(220,011)	(210,183)	4.7%

Income before income taxes	501,956	262,644	91.1%

Income taxes	95,545	13,090	629.9%

Net income including minority interest	406,411	249,554	62.9%
Non-controlling interest (loss) gain	(307)	394	(177.9)%
Net income	406,104	249,948	62.5%

EBITDA breakdown (Ps. 819 million)
Concept	Q4 2023	Q4 2022	∆%
Net income including minority interest	406,411	249,554	62.9%
(+) Income taxes	95,545	13,090	629.9%
(+) Financing cost, net	220,011	210,183	4.7%
(+) Depreciation and amortization	97,517	126,515	(22.9)%
EBITDA	819,484	599,342	36.7%
EBITDA margin	24.1%	18.5%	5.5%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the twelve-months ended on December 31, 2023, and 2022

(In Thousands of Mexican Pesos)

	Dec 2023	Dec 2022	∆%
Net revenue	13,009,507	11,507,549	13.1%
Cost of sales	3,701,255	3,579,093	3.4%
Gross profit	9,308,252	7,928,456	17.4%

Administrative expenses	2,908,945	2,596,642	12.0%
Selling expenses	3,460,367	2,808,030	23.2%
Distribution expenses	593,174	473,516	25.3%
Total expenses	6,962,486	5,878,188	18.4%

Share of results of subsidiaries	-	(21,862)	(100.0)%

Operating income	2,345,766	2,028,406	15.6%

Interest expense	(820,262)	(543,321)	51.0%
Interest income	45,056	28,689	57.0%
Unrealized loss in valuation of financial derivative instruments	(32,591)	(43,522)	(25.1)%
Foreign exchange loss, net	(106,847)	(83,368)	28.2%
Financing cost, net	(914,644)	(641,522)	42.6%

Income before income taxes	1,431,122	1,386,884	3.2%

Income taxes	384,384	516,920	(25.6)%

Net income including minority interest	1,046,738	869,964	20.3%
Non-controlling interest gain	2,723	2,593	5.0%
Net income	1,049,461	872,557	20.3%

EBITDA breakdown (Ps. 2,721 million)
Concept	Dec 2023	Dec 2022	∆%
Net income including minority interest	1,046,738	869,964	20.3%
(+) Income taxes	384,384	516,920	(25.6)%
(+) Financing cost, net	914,644	641,522	42.6%
(+) Depreciation and amortization	375,134	287,702	30.4%
EBITDA	2,720,900	2,316,108	17.5%
EBITDA margin	20.9%	20.1%	0.8%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the twelve-months ended on December 31, 2023, and 2022

(In Thousands of Mexican Pesos)

	Dec 2023	Dec 2022
Cash flows from operating activities:
Profit for the period	1,046,738	869,964
Adjustments for:
Income tax expense recognized in profit of the year	384,384	516,920
Depreciation and amortization of non-current assets	375,134	287,702
Interest income recognized in profit or loss	(45,056)	(28,689)
Interest expense recognized in profit or loss	820,262	543,321
Gain of property, plant, equipment sale	(1,460)	4,758
Unrealized loss in valuation of financial derivative instruments	32,591	43,522
Share-based payment expense	(3,699)	5,991
Currency translation effect	(4,349)	(8,653)
Movements in not- controlling interest	(93)	10,983
Others	1,236	-
Movements in working capital:
Trade accounts receivable	(101,393)	266,640
Trade accounts receivable from related parties	(43)	30,246
Inventory, net	92,136	171,260
Prepaid expenses and other assets	(86,062)	(48,383)
Accounts payable to suppliers and accrued expenses	423,104	(940,039)
Provisions	11,476	(24,640)
Value added tax payable	28,722	110,231
Statutory employee profit sharing	(2,443)	22,798
Trade accounts payable to related parties	(96,859)	97,029
Income taxes paid	(474,941)	(542,527)
Employee benefits	(32,606)	21,268
Net cash generated by operating activities	2,366,779	1,409,702
Cash flows from investing activities:
Payment of business acquisition net of cash acquired	-	(4,698,463)
Other investment in subsidiaries	-	(1,886)
Payments for property, plant and equipment, net	(131,066)	(175,653)
Proceeds from disposal of property, plant and equipment, net	20,682	22,091
Interest received	45,056	28,689
Net cash used in investing activities	(65,328)	(4,825,222)
Cash flows from financing activities:
Repayment of borrowings	(7,633,715)	(1,120,025)
Proceeds from borrowings	6,498,994	5,818,705
Interest paid	(652,313)	(502,847)
Costs of emission	(8,355)	(88,722)
Lease payment	(123,241)	(76,214)
Share repurchases	-	(25,321)
Dividends paid	(648,735)	(949,610)
Net cash (used in) generated by financing activities	(2,567,365)	3,055,966
Net decrease in cash and cash equivalents	(265,914)	(359,554)
Cash and cash equivalents at the beginning of the period	815,644	1,175,198
Cash and cash equivalents at the end of the period	549,730	815,644

Key Operating Metrics

Betterware

	1Q23	2Q23	3Q23	4Q23	2023	2022
Associates
Avg. Base	752,577	753,743	768,042	756,250	757,653	897,989
EOP Base	764,024	756,637	759,310	741,170	741,170	778,845
Monthly Activity Rate	68.1%	66.7%	65.2%	66.0%	66.5%	67.7%
Avg. Monthly Order	$1,767	$1,877	$1,823	$1,959	$1,856	$1,733
Monthly Growth Rate	15.0%	15.2%	15.7%	14.9%	15.2%	12.6%
Monthly Churn Rate	15.6%	15.5%	15.6%	15.7%	15.6%	15.2%
Distributors
Avg. Base	39,028	40,825	42,551	42,369	41,193	44,084
EOP Base	39,991	41,981	41,932	41,825	41,825	39,413
Monthly Activity Rate	98.5%	98.1%	97.9%	98.1%	98.2%	98.3%
Avg. Monthly Order	$23,562	$23,440	$21,944	$23,518	$23,104	$24,281
Monthly Growth Rate	9.1%	10.7%	10.4%	10.0%	10.1%	6.5%
Monthly Churn Rate	8.6%	9.1%	10.4%	10.1%	9.6%	8.7%

Jafra Mexico

	1Q23	2Q23	3Q23	4Q23	2023	2022
Consultants
Avg. Base	448,982	427,289	414,968	461,712	438,238	389,680
EOP Base	427,280	424,435	422,956	467,736	467,736	455,969
Monthly Activity Rate	51.7%	51.2%	52.2%	52.9%	52.0%	53.60%
Avg. Monthly Order	$2,063	$2,091	$2,088	$2,181	$2,107	$1,989
Monthly Growth Rate	9.2%	8.9%	10.5%	11.5%	10.1%	11.50%
Monthly Churn Rate	11.3%	9.1%	10.6%	8.3%	9.8%	20.10%
Leaders
Avg. Base	19,030	18,978	18,553	18,576	18,753	20,107
EOP Base	18,952	18,875	18,555	18,719	18,719	19,290
Monthly Activity Rate	94.3%	93.9%	94.0%	95.0%	94.3%	92.30%
Avg. Monthly Order	$2,259	$2,463	$2,236	$2,624	$2,396	$2,310
Monthly Growth Rate	1.0%	1.0%	1.1%	1.4%	1.1%	0.80%
Monthly Churn Rate	1.6%	1.4%	1.4%	1.1%	1.4%	1.50%

Jafra USA

	1Q23	2Q23	3Q23	4Q23	2023	2022
Consultants
Avg. Base	29,399	28,541	29,608	31,268	29,704	35,171
EOP Base	28,749	29,921	30,489	31,117	31,117	36,222
Monthly Activity Rate	37.7%	44.4%	45.1%	43.8%	42.8%	50.60%
Avg. Monthly Order (USD)	$232	$236	$229	$231	$232	$244
Monthly Growth Rate	9.7%	12.9%	14.5%	12.5%	12.4%	11.00%
Monthly Churn Rate	15.0%	11.5%	13.8%	11.5%	13.0%	10.80%
Leaders
Avg. Base	2,080	2,041	1,642	1,782	1,886	2,109
EOP Base	2,099	1,760	1,645	1,793	1,793	2,095
Monthly Activity Rate	81.1%	83.8%	90.4%	90.2%	86.4%	91.60%
Avg. Monthly Order (USD)	$219	$220	$217	$215	$218	$206
Monthly Growth Rate	1.9%	2.6%	6.3%	7.9%	4.7%	4.40%
Monthly Churn Rate	1.8%	7.6%	8.4%	5.0%	5.7%	4.80%

Disclosure

We hereby disclose certain figures pertaining to the net revenues generated by our Jafra Mexico entity in select quarters of 2022 and 2023. These figures should be regarded as understated yet inaccurate due to timing issues in sales recognition, specifically related to the fulfillment of orders placed by our sales force, and in accordance with IFRS 15 we should have not recognized them until delivered.

Annual net revenues were presented fairly in all material respects as of December 31st, 2022, and 2023, and for the years then ended. Cut-off adjustments represent a decrease in net revenues and EBITDA in some quarters as follows (Consolidated figures):

			Same figures
	6/30/22	9/30/22	12/31/22	3/31/23	6/30/23	9/30/23
Net revenues	3,071,360	3,115,894	3,232,460	3,074,500	3,223,935	3,049,230
Cost of sales	941,688	968,678	955,398	839,161	862,241	912,001
Gross Margin	2,129,672	2,147,216	2,277,062	2,235,339	2,361,695	2,137,229
SG&A expenses	1,644,064	1,714,400	1,677,720	1,749,584	1,737,655	1,689,972
EBITDA	485,608	432,816	599,342	485,755	624,040	447,257

This is due to timely issues because a higher portion of Jafra’s monthly sales is made in the last week of the month, and orders to consultants take a few days to deliver. Annual cut off for the year ended December 31st, 2023, represented just Ps. 15M, which is not significant and is properly presented.

A mere 0.2% of the value of orders placed at the end of each quarter does not materialize as sales, due to damages incurred by the products during their delivery process or returns made by our consultants for receiving a product different from what they ordered.

The Company, since the close of 2023, has initiated a strategy to minimize cutoff adjustments each quarter, aligning commercial efforts to advance orders to the third week of the month and adjusting the logistics of shipments and deliveries to ensure that the majority of these are completed before the end of the period.

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes

EBITDA Margin: is calculated by dividing EBITDA by net revenue

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

●	Betterware de México (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

●	Jafra (Consultants and Leaders)

Avg. Base: Monthly average Consultant/Leader base

EOP Base: Consultant/Leader base at the end of the period

Monthly Churn Rate (Consultants): Average monthly data. Total Consultants lost during the period divided by the number of active Consultants 4 months prior. A Consultant is terminated only after 4 months of inactivity.

Monthly Churn Rate (Leaders): Average monthly data. Total Leaders lost during the period divided by end of period Leader’s base.

Monthly Activity Rate: Average monthly data. Active Consultants/Leaders divided by the end of period Consultant/Leaders base.

Avg. Monthly Order (Consultants): Average monthly data. Total Catalogue Revenue divided by number of consultant orders.

Avg. Monthly Order (Leaders): Average monthly data. Total Leaders Revenue divided by number of leaders orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogs per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2022 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

4Q2023 Conference Call

Management will hold a conference call with investors on February 23, 2024, at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13744249

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13744249

Contacts.

Company:

Betterware IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011